

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 29, 2011

Via Fax & U.S. Mail

Mr. Robert M. Vincent
Executive Vice President and Chief Financial Officer
400 International Parkway, Suite 325
Heathrow, Florida 32746

> **Re:** **Ruth's Hospitality Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 000-51485**

Dear Mr. Vincent:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Item 1A. Risk Factors, page 11

1. We note your disclosure that the "risks and uncertainties described below are not the only ones the Company faces" and the "risks and uncertainties include, but are not limited" to

the risk factors included in this section. In your future filings, please revise to clarify that you have discussed all known material risks.

Notes to the Financial Statements

Note 5. Long-Term Debt, page F-17

2. We note from your disclosure in Note 5 that on February 12, 2010 you entered into a Second Amendment to the First Amended and Restated Credit Agreement which reduced the revolving loan commitment, extended the scheduled maturity of the credit agreement, and provided the Company with a less restrictive set of covenants. Please tell us how you accounted for this modification in accordance with ASC 470-50-40.

Note 6. Redeemable Convertible Preferred Stock

3. We note your disclosure that the convertible preferred stock is convertible at any time at the option of the holders and as required by the Registration Rights Agreement, you issued an S-3 on December 30, 2010 registering these potentially convertible shares with the SEC. Please tell us how you have evaluated the conversion feature of the preferred stock as a potential derivative that would be bifurcated and accounted for separately under ASC 815. As part of your response please specifically tell us if settlement is permitted in unregistered shares or if you are required to maintain an effective registration statement.

Note 18. Restructuring, page F-33

4. We note from your disclosure on page 19 that you have entered into lease commitments to develop restaurants in Scottsdale Arizona for which you do not intend to develop, and you are in litigation with the landlord for a release of obligations. Please tell us if the obligation for these restaurants has been included in the accrual reflected in Note 18. If not, or if there is a reasonable possibility that additional losses may be incurred, please revise the notes to the financial statements to include the disclosures required by ASC 450-20-50.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters.   Please call me at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(407) 333-7442